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                              June 1, 2022

       Brian Kistler
       Chief Executive Officer
       VOSB Acquisition Corp I
       6461 N 100 E
       Ossian, IN 46777

                                                        Re: VOSB Acquisition
Corp I
                                                            Registration
Statement on Form 10-12G
                                                            Filed May 5, 2022
                                                            File No. 000-56436

       Dear Mr. Kistler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       General

   1.                                                   Please disclose
prominently in the Business section that you are a shell company and add risk factor disclosure
highlighting the consequences of your shell company status. Discuss the prohibition on the
use of Form S-8 by shell companies, enhanced reporting
                                                        requirements imposed on
shell companies, and the conditions that must be satisfied before restricted and control
securities may be resold in reliance on Rule 144. In this regard, we note your brief
reference on page 8 to your shell company status. Additionally, please disclose that you are a
"blank check" company under paragraph (a)(2) of Rule 419 of the
                                                        Securities Act. Please
revise to provide similar disclosure regarding your status as a blank check company and, in
an appropriate place in your filing, provide details regarding compliance with Rule
419 in connection with any offering of your securities.
 Brian Kistler
VOSB Acquisition Corp I
June 1, 2022
Page 2
Item 5. Directors and Executive Officers, page 15

2. Please clearly disclose all companies, including blank check companies, with which Mr.
      Kistler has been associated as an officer or director during the past five years, including, for example only, Freedom Holdings Inc. Describe the business of New Opportunity
      Business Solutions, Inc. or state, if true, that it is also a blank check company. In addition, please clearly identify Mr. Kistler as a promoter. See Item 401(g) of Regulation S-K.
      Given Mr. Kistler's other affiliations, please discuss any potential conflicts of interest.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                             Sincerely,
FirstName LastNameBrian Kistler
                                                             Division of
Corporation Finance
Comapany NameVOSB Acquisition Corp I
                                                             Office of Real
Estate & Construction
June 1, 2022 Page 2
cc:       Jeff Turner, Esq.
FirstName LastName